Exhibit 2

                               Steven G. Mihaylo
                                P.O. Box 19790
                              Reno, Nevada 89511


                                April 10, 2006


VIA EMAIL AND OVERNIGHT COURIER
-------------------------------

Board of Directors of Inter-Tel, Incorporated
c/o Alex Cappello, Chairman
1615 South 52nd Street
Tempe, Arizona 85281

Dear Members of the Board of Directors:

         I am writing to reaffirm my interest in meeting with the Board of Directors of Inter-Tel, Incorporated (the "Company"), or its advisors to discuss a possible all-cash acquisition of the Company led by me, as expressed in my April 3, 2006 letter to you.

         As you are aware, on Friday, April 7, 2006, as necessitated by the advance notice bylaw provisions that you adopted on March 29, 2006, I delivered to the Company an advance notice of business and an advance notice of director nominations to be brought before the Annual Meeting of Shareholders scheduled for May 31, 2006. In those notices, I stated, among other things, that I intended (i) to nominate a slate of three directors (including myself) for election at the Annual Meeting and (ii) to introduce at the Annual Meeting several resolutions to be submitted to the vote of the shareholders, including a resolution urging the Company's Board of Directors to arrange for the prompt sale of the Company to the highest bidder. I took this action in order to preserve my ability to communicate directly with the Company's shareholders and to solicit their support for my proposal to seek a prompt sale of the Company.

         I continue to believe that the best path forward for the Company's shareholders is for you to work with me cooperatively to negotiate an all-cash acquisition of the Company by me, or a higher bidder, and I remain interested in meeting with the Company's advisors to discuss such a transaction. I believe that a cooperative process, which would enable me and my financing sources to gain access to expedited and limited due diligence, would result in a proposal that is mutually beneficial and could enable us to offer significantly more value to the Company's shareholders than one without such access. To expedite this process, I am prepared to sign a confidentiality agreement containing reasonable provisions, but one which would not inhibit or preclude my ability to make an offer directly to the Company or its shareholders or to conduct my proxy solicitation.

         I look forward to hearing from you soon.

Sincerely,

/s/ Steven G. Mihaylo

Steven G. Mihaylo



cc:      Stephen M. Wurzberg  (via email)
         Robert G. Day  (via email)